

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 1, 2007

Mr. Jon C. Biro
ICO, Inc.
1811 Bering Drive, Suite 200
Houston, Texas 77057

> **RE: ICO, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2006**
> **Filed December 14, 2006**
> **File # 1-8327**

Dear Mr. Biro:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2006

Note 1. Summary of Significant Accounting Policies
Revenue and Related Cost Recognition, page F-9

1. We note your revenue recognition policy for services. Please tell us, and disclose in future filings, a brief description of what is included in your service revenues.

2. We note your references to providing toll processing services, in which you process customer-owned raw materials on a service fee basis, on pages 4, 17, and in Note 20. We have the following comments:

   - With a view towards future disclosure, please tell us when and how you determine your services are completed and when and how products are delivered, including the terms of your shipping arrangements.
   - Please tell us and disclose in future filings if revenue is reported on a basis that is gross or net of the value of your customers' products.

3. We note from your disclosure on page four that you have entered into several long-term contract arrangements where you have agreed to process or manufacture certain polymer products for a single or multi-year term at an agreed-upon fee structure. Please quantify for us the revenues from such contracts for each period in your financial statements. If the amount of such revenues is immaterial, please clarify this in future filings; otherwise, please provide us with, and disclose in future filings, a more specific description of this fee structure and your related revenue recognition policy for these contracts.

Note 13. Stock Option Plans, page F-20

4. We assume from the disclosure on page F-21 that you have classified all of your stock option compensation expense in selling, general and administrative expense. Please confirm our assumption, or explain this matter to us in more detail. If our assumption is correct, please confirm to us, if true, that the related stock options solely were granted to employees whose cash compensation is classified in selling, general and administrative expense. Refer to SAB Topic 14F.

Note 16 – Commitments and Contingencies, page F-25

5. We note your disclosures concerning the MSC Superfund site on page F-27, and we note that you have made similar disclosures about this site in your December 31, 2006 Form 10-Q. Based on your disclosures, we assume that the liability related to this site could have a material adverse effect on your results of operations. If our assumption is true, please tell us, and disclose in future filings, the information required by paragraphs 160-167 of SOP 96-1 including, if applicable, the reason why an estimate of the probable or reasonably possible loss or range of loss cannot be made. In this regard, we assume that your settlement discussions would allow you to form some range of estimates concerning this liability. Also refer to Question 2 of SAB Topic 5Y.

Note 21. Selected Quarterly Financial Information, page F-31

6. Please revise future filings to include disclosure of your gross profit. Reference Item 302 of Regulation S-K.

Exhibits 31.1 and 31.2

7. We note your reference to the annual report. This reference is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. Please ensure that in future filings your certification language conforms exactly to the applicable rules.

Form 10-Q for the quarterly period ended December 31, 2006
Note 3. Earnings per Share, page 8

8. Please supplementally provide us with your calculation of the incremental shares from assumed conversion of the Preferred Stock redeemed, as seen on page 9.

Item 4. Controls and Procedures, page 28

9. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to allow timely decisions regarding disclosures in your periodic filings. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures and that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported as and when required. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition. See Exchange Act Rule 13a-15(e).

10. We read that there were no changes in your internal controls over financial reporting during your first fiscal quarter, other than changes with respect to the calculation of earnings per share, that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Please confirm to us, and if applicable revise future filings to clarify, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect,

your internal control over financial reporting. We believe that your current wording is unclear.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Senior Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief